                                                                       EXHIBIT 2

                                  [TRANSLATION]

                                                                  March 22, 2009

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

               IMMEDIATE REPORT CONCERNING A SENIOR EXECUTIVE WHO
                        CEASED TO SERVE IN HIS CAPACITY

Regulation 34(a) of the Securities Regulations (Periodic and Immediate Reports)
1970 NOTE: Pursuant to Regulation 34(d) of the Securities Regulations (Periodic
and Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. First name: Aaron
Family name: Hildesheimer
Type of identification number: Identity Card
Identification number: 00467662
Type of citizenship: Israeli

2. The capacity that was ceased: Outside Director

3. The date on which the service ceased or will cease: March 22, 2009
The date on which the service began: March 22, 2006

4. According to the best of the knowledge of the company, the cessation DOES NOT entail circumstances that need to be brought to the knowledge of the holders of securities of the company.

NOTE: If the cessation entails circumstances that need to be brought to the knowledge of the holders of securities of the company, give details.

5. The manner of the cessation: End of term.

6. The capacity in which the senior executive will continue to serve in the company: None

7. Will the senior executive continue after the cessation to be:

     c.   An Interested Party: No

     d.   A Senior Executive:  No         If yes, give details

8. Was the director who ceased to serve an accounting and financial expert? :
Yes

9. The following is the text of the resignation of an Outside Director and the circumstances of the resignation:

NOTE: To be answered only when an Outside Director has resigned.

10. The date and time that the company was first made aware of the matter dealt in the Report: March 22, 2009 at 12:00 PM.

Together with Mr. A. Hildesheimer, Mr. E. Green also ceased to serve as an
Outside Director (about which the bank issued an additional Immediate Report today). With the cessation of the service of the above two Directors, the Bank is left with no Outside Directors, and the number of Directors serving at the
Bank is 6, which is less than the minimum number of 7 prescribed today in the
Bank's Articles of Association. The Bank has scheduled a General Meeting on
April 20, 2009 (see the separate Immediate Report filed today) which has on its agenda, among other things, the amendment of the Bank's Articles in such a manner that the minimum number of Directors will be 5. Until the amendment of the Bank's Articles and/or the appointment of additional Directors, the Bank's
Board of Directors is precluded from convening and passing resolutions.
According to arrangements made at the Bank, the Outside Directors, who are appointed by the General Meeting, are candidates proposed by the State of Israel and by the banking groups which hold the Bank's Ordinary "A" shares, and their appointment is against the quota of Directors of the State and the above banking groups. The Bank has acted during the last few months to receive the State of
Israel's candidate for Outside Director, but until now without success. The banking group - which had nominated the out-going Outside Director, Mr. A.
Hildesheimer - intends to propose that that he serve as an Outside Director for an additional 3 years, however due to the fact that all of the Directors today are male and in light of the provision of Section 239(d) of the Companies
Law-1999, which compels under these circumstances the prior appointment of a female Outside Director, the extension of Mr. A. Hildesheimer's appointment as an Outside Director is delayed until the State puts forward its female candidate for appointment as an Outside Director. Upon receiving the name of the State of
Israel's candidate, the Bank will convene an additional General Meeting for the purpose of appointing the Outside Directors.